                                                                      EXHIBIT 99

Date:   March 26, 1997                  Contacts:  Bob Marbut/Harry Hawks
        3:00 p.m. EST                              Argyle Television, Inc.
                                                   210-828-1700

                                                   James F. O'Donnell
                                                   The Hearst Corporation
                                                   212-649-2149

                                                   Thomas W. Campo
                                                   The Hearst Corporation
                                                   212-649-2147


                        Hearst and Argyle Join To Form
                       New 12-Station Television Company


New York, NY and San Antonio, TX . . . The Hearst Corporation, the privately-held diversified communications company, and Argyle Television, Inc. (NASDAQ:
ARGL) announced today that they have entered into a definitive agreement to combine six Hearst television stations with and into Argyle, with Argyle to be renamed Hearst-Argyle Television, Inc. The announcement was made by Frank A. Bennack, Jr., president and chief executive officer of Hearst, and Bob Marbut, chairman and chief executive officer of Argyle.

In the merger, at the election of each Argyle shareholder and subject to certain proration mechanisms, Argyle shareholders will receive (i) $26.50 per share in cash; (ii) one share of Series A Common Stock of Hearst-Argyle Television; or
(iii) a "mixed consideration" of $13.25 in cash and one-half share of Series A Common Stock of Hearst-Argyle Television. At the merger price, the total capitalization of the new company will exceed $1.8 billion.

After the combination and assuming an election for the maximum cash component, The Hearst Corporation will hold approximately 86% of the common shares of Hearst-Argyle Television, and current Argyle shareholders will hold approximately 14% of the common shares of Hearst-Argyle Television to be outstanding.

The stations to be owned and managed by Hearst-Argyle Television (15 in all) will reach approximately 11.6% of U.S. television households and will include more ABC-affiliated television stations (nine) than any other television station group owner, other than ABC, Inc. itself.

Hearst Broadcasting Productions, a unit of Hearst's Boston television station WCVB-TV, will become part of Hearst-Argyle as part of this transaction.

Hearst-Argyle also will manage WPBF-TV, the ABC affiliate in West Palm Beach, FL, that Hearst announced yesterday it has agreed to acquire, and WWWB-TV, the WB affiliate in Tampa, FL, both of which will continue to be owned by Hearst Broadcasting, and KCWB-TV, the WB affiliate in Kansas City, MO, which Hearst currently operates under a local marketing agreement. Hearst-Argyle will also have an option to acquire WWWB and the KCWB local marketing agreement and a right of first refusal on WPBF. In addition, Hearst-Argyle will manage two radio stations (WBAL-AM and WIYY-FM, Baltimore, MD) that will continue to be held by Hearst.

In the combination and assuming the maximum cash election, the current Argyle shareholders will receive approximately six million shares of common stock of Hearst-Argyle Television and $159.7 million in cash. For each share of Argyle stock currently outstanding (a fully-diluted total of approximately 12.1 million shares), Argyle shareholders will receive, at the election of each Argyle shareholder and subject to certain proration mechanisms, (i) $26.50 per share in cash; (ii) one share of Series A Common Stock of Hearst-Argyle Television; or
(iii) a "mixed consideration" of $13.25 in cash and one-half share of Series A Common Stock of Hearst-Argyle Television.

Shareholders electing to receive the mixed consideration will receive $13.25 in cash and one-half share of Series A Common Stock of Hearst Argyle Television for each share of Argyle common stock held; the all-cash and all-stock elections will be subject to proration if the aggregate cash election by the Argyle shareholders (including the cash portion of the mixed consideration elections) is more than $159.7 million or less than $100 million.

Argyle Television Investors, L.P., Television Investment Partners, L.P., Argyle Television Partners, L.P. and certain other shareholders, which collectively own approximately two-thirds of the shares of Argyle Common Stock outstanding, have agreed to vote the Argyle shares they hold in favor of the merger to effect this combination.

Senior broadcast executives from both Hearst and Argyle will lead the combined company. Bob Marbut, co-founder of Argyle and its chairman and CEO, will become chairman and Co-CEO; John G. Conomikes, Hearst director, vice president and general manager of broadcasting, will become president and Co-CEO; David J. Barrett, Hearst vice president and deputy general manager of broadcasting, will become executive vice president and chief operating officer; and, Blake Byrne, co-founder of Argyle and its president and chief operating officer, will become executive vice president of Hearst-Argyle.

The two other Argyle founders also will continue with Hearst-Argyle: Harry T. Hawks, Argyle's chief financial officer, will become CFO; and, Ibra Morales, Argyle's executive vice president and chief revenue officer, will become the senior staff sales executive in the combined company. Also, most other senior staff executives from both companies are expected to be part of Hearst-Argyle.

"The Hearst Corporation has been a private company for decades and intends to remain so," Frank A. Bennack, Jr., president and chief executive officer of Hearst, said. "However, fundamental changes taking place in broadcasting have led to a major consolidation trend in the television industry. That trend clearly indicates that if we choose to be a consolidator, as we do, it is prudent and advantageous for Hearst Broadcasting to broaden the options to grow its television operations. The availability of the public markets along with the substantial cash flow of the new Hearst-Argyle should mean we can gain the benefits of scale through acquisitions more quickly this way.

"In addition to the strong financial position the new combined company will have, the combined management team will bring together several of the most respected executives in television," Bennack added. "My colleagues and I welcome this opportunity to work with Bob Marbut and his team. This is a team with the proven ability to make Hearst-Argyle grow."

Commenting on the transaction, Marbut said, "This is an exciting moment for the shareholders, employees and other constituents of Argyle Television. We founded Argyle with the goal of making it a successful, permanent part of the television business while, at the same time, giving our shareholders attractive investment returns and being responsible to the communities and advertisers we serve. The combining of Argyle with Hearst Broadcasting in a continuing public company with such bright prospects will make it possible to achieve all of these goals.

"In its own right, Hearst-Argyle will have the critical mass to be an active player in the industry's consolidation and also have long term stability; it will have the resources to cope with aggressive competition and the wherewithal to be an innovator in this time of dramatic change," Marbut continued. "Given the rate of the industry's consolidation, if we are successful in participating in this consolidation, I would see Hearst-Argyle doubling in size in the next three to five years."

"Also," he said, "it will be a significant advantage to have The Hearst Corporation as our largest shareholder. Their commitment, staying power and success are well known throughout the communications business. For me, it's a special privilege to be associated with Frank Bennack. We have been friends for over 25 years, and I have watched with great admiration as he has led this 110-year-old company through a period of renewal and impressive growth. We at Argyle look forward to working with Frank and his associates in building Hearst-Argyle into a successful company in the years ahead."

The Hearst television stations to become part of Hearst-Argyle Television are WCVB, the ABC affiliate in Boston, MA; WTAE, the ABC affiliate in Pittsburgh, PA.; WBAL, the NBC affiliate in Baltimore, MD; KMBC, the ABC affiliate in Kansas City, MO; WISN, the ABC affiliate in Milwaukee, WI; and, WDTN, the ABC affiliate in Dayton, OH.

The Argyle television stations to become part of Hearst-Argyle Television are WLWT, the NBC affiliate in Cincinnati, OH; KOCO, the ABC affiliate in Oklahoma City, OK; WNAC, the Fox affiliate in Providence, RI; KITV, the ABC affiliate in Honolulu, HI; WAPT, the ABC affiliate in Jackson, MS; and, KHBS and KHOG, the ABC affiliates in Fort Smith/Fayetteville, AR.

Under current FCC regulations, Argyle's WNAC in Providence, RI, would have to be divested because of an overlap with Hearst's WCVB in Boston, MA, and Hearst's WDTN in Dayton, OH, would have to be divested because of an overlap with Argyle's WLWT in Cincinnati, OH.

For the year ended December 31, 1996 (pro forma for the transactions), the combined company had net revenues of $369 million (approximately $285 million from Hearst and $84 million from Argyle) and broadcast cash flow of $160 million (approximately $122 million from Hearst and $38 million from Argyle).

After completion of the combination, Hearst-Argyle Television will have approximately $640 million of long term debt and approximately $22 million of preferred stock outstanding.

Hearst will own all of the Series B Common Stock of Hearst-Argyle Television, which Series B stock gives the holders the right to elect a majority of the Board of Directors. The size of the board will be increased to 12, and Hearst will have the right to elect 10 members, of which two will be current members of Argyle management. The Series B Common Stock will be convertible on a share-for-share basis into Series A Common Stock and will be nontransferable as Series B Shares.

The definitive agreement between Hearst and Argyle has been approved by the boards of directors of both companies. The transaction is expected to close in the third quarter of 1997 and is subject to approval by the Argyle shareholders and regulatory approvals.

Today, Argyle Television, Inc. owns and operates network-affiliated television stations WLWT-TV, the NBC affiliate in Cincinnati, OH; KOCO-TV, the ABC affiliate in Oklahoma City, OK; WNAC-TV, the Fox affiliate in Providence, RI; KITV-TV, the ABC affiliate in Honolulu, HI; WAPT-TV, the ABC affiliate in Jackson, MS; and, KHBS-TV, the ABC affiliate in Fort Smith, AR, and its satellite KHOG-TV, the ABC affiliate in Fayetteville, AR. Argyle's Series A Common Stock trades on the Nasdaq National Market System under the symbol "ARGL".

The Hearst Corporation is one of the largest diversified communications companies in the nation. Its 12 daily and seven non-daily newspapers are among the largest groups in that industry, and its 16 consumer magazines make Hearst the largest publisher of monthly magazines in the world. The company also operates eight television stations and the Hearst Book Group. Hearst syndicates newspaper comics and features; produces and distributes television programming, both domestically and internationally; and publishes multimedia software for the new media technologies.

Hearst has a history of joint ventures with public broadcasting companies and is a pioneer in cable television, as a founding partner with ABC, Inc. in the Lifetime, A&E and The History Channel cable networks. The company is also a partner with ABC, Inc. in ESPN, ESPN2 and ESPNEWS.

Hearst publishes nine monthly magazines in the United Kingdom through its wholly owned subsidiary, The National Magazine Company Limited. Hearst Magazines International publishes over 80 editions, through partnerships, joint ventures and licensees, in 16 languages for distribution in more than 100 countries.

Hearst corporate news releases can be found at The Hearst Corporation's Web site, http://www.hearstcorp.com.

Attachments:

A.  Station Lineup
B.  Station Map
C.  Pro Forma Financial Results
D.  Pro Forma Capitalization
E.  Transaction Flow Chart